Filed by Standard Commercial Corporation Pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Standard Commercial Corporation

Commission File No.: 001-09875

[Letter to Employees]

November 8, 2004

Dear Employee:

Earlier today we announced that we will be merging with DIMON, Incorporated to form a new company. The combination of these two companies will create a strong global leaf dealer with the personnel and resources to successfully compete in our rapidly changing business environment. A copy of the press release and a number of frequently asked questions are attached for your information.

Our entire management team and Board of Directors are strong proponents of this merger. We are confident that by combining the advantages of these two well-respected companies we will create a business that is fully capable of keeping pace with the changes in our industry and with our customers. It will create a stronger and talented workforce, expanded capabilities in customer services, global agronomic programs, industry-leading tobacco processing capability, new product development, leaf supply, value-added services, and information technology advancements.

This merger will also enhance our global resources, financial strength and operational agility, while allowing us to maintain a commitment to our core values that have always guided our organization. What this will mean to our employees is that a stronger combined company will create more career opportunities over the long run.

Under the terms of the agreement, Brian Harker will for two years serve as Chairman and CEO and I will serve for those two years as President and Chief Operating Officer, and expect to succeed Mr. Harker thereafter. The merged company will also have an experienced management team taken from both companies that will ensure solid leadership for years to come.

Capitalizing on that talented management, Brian and I will oversee a joint integration team. This team will be led by and comprised of executives from both of our companies and will help to determine the best means for achieving the new company’s full potential. We are very early in the merger process, but what is already clearly apparent is our shared commitment to a balanced and fair integration process that is thoughtful in its approach and timetable and takes into account input from across both our businesses. We will provide you with regular updates on the integration process as it proceeds.

I will close by stressing once again that this is a merger that builds on the strengths of both of our companies and creates an even better company in the long-term. While I know that this will not be an easy time for any of you because of the uncertainty it will create, we will get through this as quickly as possible. As we move forward with the merger process I have no doubt that each of you will continue to demonstrate the same dedication and teamwork that have always been the strength of our company.

Sincerely,

R. E. Harrison Chairman, President and Chief Executive Officer

Important notice: Today (Monday, November 8) at 12:00 p.m. EST (US) Pete Harrison and Brian Harker will conduct a worldwide telephone conference call for all employees of Standard Commercial Corporation. You will have an opportunity to ask questions and hear the answers to questions asked by your fellow employees. Your area manager will provide specific information on the location for your call.

For Wilson employees Mr. Harrison and Mr. Harker will be at an employee meeting to be held at the Wilson County Agricultural Center at 1806 South Goldsboro Street, beginning at 12:00 p.m.

Please Note:

This memorandum contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about the benefits of the merger between DIMON and Standard Commercial, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on the current beliefs and expectations of DIMON’s and Standard Commercial’s management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results may differ materially from current expectations and projections. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: changes in the timing of cost savings initiatives; our ability to successfully integrate DIMON’s and Standard Commercial’s operations; changes in the markets for the financing necessary to complete the merger; changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, currency and interest rate fluctuations, shifts in the global supply and demand position for tobacco products, and the impact of regulation and litigation on the DIMON’s and Standard Commercial’s customers.

DIMON and Standard Commercial do not undertake any obligation to publicly release the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements. Additional factors that could cause DIMON’s and Standard Commercial’s results to differ materially from those described in the forward-looking statements can be found in DIMON’s and Standard Commercial ‘s Annual Reports on Form 10-K for each company’s fiscal year ended March 31, 2004, and other filings with the Securities and Exchange Commission (the “SEC”) which are available at the SEC’s Internet site (http://www.sec.gov).

DIMON and Standard Commercial will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the U.S. Securities and Exchange Commission. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors, security holders, customers, employees and others will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about DIMON and Standard Commercial without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to DIMON Incorporated, 512 Bridge Street, Post Office Box 681, Danville, Virginia 23543-0681, Attention: Investor Relations, (434) 792 7511.

The respective directors and executive officers of DIMON and Standard Commercial and other persons may be deemed to be “participants” in the solicitation of proxies in respect of the proposed merger. Information regarding DIMON’s directors and executive officers is available in its proxy statement filed with the SEC on July 13, 2004, and information regarding Standard Commercial ‘s directors and executive officers is available in its proxy statement filed with the SEC on June 23, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.